Exhibit 12.1

McKESSON CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended	For the Years Ended March 31,
(Dollars in millions)	December 31, 2011	2011	2010	2009	2008	2007

Earnings:
Income from continuing operations before income taxes	$1,262	$1,635	$1,864	$1,064	$1,457	$1,297
Adjustment to exclude equity in net income of and dividends from equity investees	1	9	(2)	(1)	(17)	(17)
Fixed charges	255	280	240	195	198	141
Amortization of capitalized interest	3	3	4	4	4	3
Less: Capitalized interest	(1)	(3)	—	(1)	(3)	(3)

Earnings as adjusted	$1,520	$1,924	$2,106	$1,261	$1,639	$1,421

Fixed charges:

Interest expense (a) (b)	$192	$222	$187	$144	$142	$99
Capitalized interest	1	3	—	1	3	3
Portion of rental expense representative of the interest factor (c)	62	55	53	50	53	39

Total fixed charges	$255	$280	$240	$195	$198	$141

Ratio:
Ratio of earnings to fixed charges	6.0	6.9	8.8	6.5	8.3	10.1

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.
(b)	Interest accrued on the liability recorded for uncertain tax positions is excluded from Interest expense.
(c)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.